Form 51-102F3

Material Change Report

1.	Name and Address of Company

Atna Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

2.	Date of Material Change

December 2, 2010

3.	News Release

A news release was issued on December 2, 2010 through PR Newswire announcing the closing of an equity financing. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

The Company has closed a CAD$9.2 million bought deal financing with Canaccord Genuity Corp. and Octagon Capital Corporation, the Underwriters.

5.	Full Description of Material Change

The Company has issued 13,350,000 units at a price of CAD$0.60 per unit for gross proceeds of CAD$8,010,000.  The Underwriters also exercised their over-allotment option to acquire an additional 2,002,500 units for additional gross proceeds of CAD$1,201,500.  Including the proceeds from the exercise of the over-allotment option, the total gross proceeds of the Offering were CAD$9,211,500.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

David Suleski
Vice President and Chief Financial Officer
Phone   (303) 278-8464 (Ext.141)

9.	Date of Report

December 2, 2010